SECU 16006382

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VTB Capital Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Ave, Floor 23
(No. and Street)

New York (City) | New York (State) | 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Zak 646-527-6363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Zak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VTB Capital Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIYA Y AFONINA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AF6251157
Qualified In New York County
My Commission Expires November 14, 2019

Notary Public

Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VTB CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

VTB CAPITAL INC.
DECEMBER 31, 2015

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of financial condition	2
Notes to statement of financial condition	3 – 10

CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
VTB Capital Inc.

We have audited the accompanying statement of financial condition of VTB Capital Inc. as of December 31, 2015. This financial statement is the responsibility of VTB Capital Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VTB Capital Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2016

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

VTB CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

	Note		
Cash		$	16,527,186
Due from clearing broker			105,431
Due from customer	7		209,498
Prepaid expenses			256,236
Leasehold improvement, less accumulated depreciation of $41,835			118,428
Deposit	4		1,429,236
Prepaid income taxes receivable	5		622,598
Deferred tax asset	5		1,595,121
TOTAL ASSETS		$	20,863,734

LIABILITIES AND STOCKHOLDER'S EQUITY

	Note		
Liabilities:			
Accounts payable		$	1,376
Accrued expenses	3		6,931,464
Income taxes payable	5		444,203
Due to related parties	7		1,082,443
Total liabilities			8,459,486
Commitments and contingencies	4, 6, 8, 9 and 11		
Stockholder's equity:			
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding			4,400
Additional paid-in capital			10,995,600
Retained earnings			1,473,751
			12,473,751
Less: unexpired incentive plan benefit	9		(69,503)
Total stockholder's equity			12,404,248
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$	20,863,734

See accompanying notes to statement of financial condition

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

VTB Capital Inc. (the "Company") is a wholly-owned subsidiary of VTB Capital IB Holding Limited (the "Parent"), which is based in Moscow. The Company was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On December 10, 2013, the Company also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and was approved as a member of the National Futures Association.

The Company has entered into an agreement with VTB Capital, plc ("VTB UK"), a direct subsidiary of the Parent, to effect certain securities transactions with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6") (the "Service Level Agreement"). In addition, as more fully described in Note 7, the Company, on behalf of VTB UK, distributes research to an institutional investor client base. Virtually all of the Company's revenues are derived from its research services provided under the Service Level Agreement. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing firm for the purpose of purchasing and selling U.S. equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenue consists of amounts received from affiliated parties pursuant to the Service Level Agreement discussed above and other agreements. Revenue is recognized as eligible costs are incurred.

Depreciation

Depreciation of leasehold improvement is provided using the straight-line method over ten years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based compensation

Certain employees of the Company are permitted to participate in the VTB Capital Plc Incentive Plan (the "Incentive Plan"). The Incentive Plan is accounted for in accordance with current accounting for share-based payments, which requires companies to recognize an expense for stock-based compensation in the statement of income. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards.

Bonus awards

Certain employees of the Company are awarded bonuses for performance which will be payable in cash and deferred over a three-year period. The Company records a liability for the awards as the terms of the award are met and also providing that the respective employees continue their employment.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. Except as disclosed in Note 4, the Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2015:

Accrued compensation	$ 5,790,530
Professional fees	103,358
Deferred rent	892,298
Accrued rent tax	9,679
Contribution payable to 401(k) plan	88,000
Other	47,599
	$ 6,931,464

NOTE 4. COMMITMENTS AND CONTINGENCIES

Operating lease

The Company leases office space under an operating sublease with VTB Capital Property Services, Inc. ("VTBCP"), an entity related by common ownership, which expires in 2022. The sublease for the premises is under the same terms as VTBCP's lease with the landlord. VTB UK has guaranteed performance of the lease obligation to the landlord.

At December 31, 2015, the landlord held a deposit provided by the Company amounting to approximately $1,429,000.

Employee arrangements

The Company maintains a number of compensation arrangements with employees whereby employees can be granted various incentive-based awards payable in cash. Generally, under the Company's incentive compensation plans, awards granted are payable over stipulated time frames provided that the employees continue their employment with the Company throughout the period. The total awards to be recognized in operating expenses subsequent to December 31, 2015, pursuant to the terms of the plans, provided that the respective employees are employed through the relevant awards period amounts to approximately $750,000.

NOTE 5. INCOME TAXES

At December 31, 2015, the Company has recorded a deferred tax asset of approximately $1,595,000, which relates primarily to accrued bonus compensation and straight-line rent expense for financial statement purposes neither of which are currently deductible for income tax purposes. The deferred tax asset is recorded net of a valuation allowance of approximately $531,124, which was recorded in 2015. The valuation allowance is related to difference between the book and tax treatment of the Incentive Plan. The change in the valuation allowance of $253,000 in 2015 relates to the change in the value of the GDRs granted (see Note 9) for the Incentive Plan.

The reported amount of income tax expense differs from the expected tax based on statutory rates because of the increase to the valuation allowance in 2015 discussed above.

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities before 2012.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income taxes. During the year ended December 31 2015, the Company recognized $33,296 in interest and penalties.

A summary of income tax on uncertain tax positions during 2015 is as follows:

Balance at January 1, 2015	$	232,908
Additions based on tax positions related to the current year		177,999
Accrual of interest and penalties in income taxes		33,296
Balance at December 31, 2015	$	444,203

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2015, the Company had net capital of approximately $8,383,000, which exceeded its required net capital by approximately $8,133,000.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company has entered into a number of agreements with VTB UK (including the Service Level Agreement) pursuant to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States financial products and providing sales and distribution coverage and other services to its institutional investors.

Pursuant to its agreements with VTB UK, the Company provides assistance to VTB UK so that VTB UK may provide certain research reports to, and effect certain securities transactions with, institutional investors. The agreements generally provide that the Company will be reimbursed for its agreed-upon costs based on the total of such costs, as defined.

On December 11, 2014, the Company and VTB UK agreed to amend the Service Level Agreement and remove the 10% markup charged on the total costs. The change was effective from January 1, 2014, as agreed.

Note 4 discusses the Company's leasing arrangements with VTBCP.

During 2015, the Company received advances from VTB UK amounting to $14,246,000. In addition, VTB UK charged the Company $418,860 for services provided to the Company.

The Company operates as a broker-dealer pursuant to the exemption provided under SEC Rule 15c3-3(k)(2)(i) and acts as an intermediary for VTB UK pursuant to SEC Rule 15a-6. As such, the Company records trades that fail on the statement of financial condition, should they occur.

At December 31, 2015, amounts due to related parties consisted of the following:

Securities failed to receive (a)	$ 209,498
Other net amounts due to VTB UK	865,649
Other net amounts due to VTBCP	7,296
	$ 1,082,443

(a) In the Company's role as an intermediary between VTB UK and certain of VTB UK's customers, the Company is required to reflect and record unsettled transactions as fails to receive or fails to deliver, with a corresponding amount due to or due from customers.

NOTE 8. INDEMNIFICATION

During 2015, the Company conducted business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions.

In connection with the agreement, the Company has funded a deposit of $100,000.

NOTE 9. STOCK-BASED COMPENSATION

During January 2012, the Company's ultimate parent, JSC VTB Bank ("VTB Bank"), approved the Incentive Plan (see Note 2). The Incentive Plan provides for the grant of either conditional awards or "Zero Strike Price Options" for the acquisition of VTB Bank, London Stock Exchange ("LSE") listed global depository receipts ("GDRs") to eligible employees, as defined in the Incentive Plan. The first awards were made in February 2012.

Under the terms of the Incentive Plan, the selected employees are granted Zero Strike Price Options to purchase GDRs exercisable over ten years from each respective grant date. The vesting conditions require that an employee remain in service for a certain vesting period to receive the GDRs award. The awarded GDRs vest gradually in three equal installments over the vesting periods of one, two and three years, subject to the employee's continuous employment with the Company during the relevant vesting period. An award, or a portion of it, may be forfeited if the employee terminates employment before the end of the relevant vesting period, voluntarily or subject to certain other conditions as described in the Incentive Plan rules. The number of GDRs to be received is determined by reference to a fixed monetary value communicated to employees on the grant date and a weighted average market price for the GDRs on the grant day. At December 31, 2015, the total value of the outstanding awards granted under the Incentive Plan was $668,486, represented by 252,380 GDRs of VTB Bank. Each GDR represents 2,000 VTB Bank shares.

NOTE 9. STOCK-BASED COMPENSATION (CONTINUED)

Details of options transactions during the year ended December 31, 2015, are as follows:

	Number of stock options
Outstanding at the beginning of the year	313,083
Granted during the year	113,903
Forfeited during the year	-
Exercised during the year	(173,444)
Expired during the year	(1,162)
Outstanding at the end of the year	252,380
Exercisable at the end of the year	1,679

The weighted average fair value of awards granted in 2015 was $1.99, based on market price on the grant day, March 10, 2015.

The exercise price for all awards outstanding both at the beginning and end of the year, as well as those granted and exercised during the year, and exercisable at December 31, 2015, was nil.

The weighted average remaining contractual life for the awards granted in 2013 at December 31, 2015, is 0.17 years, and for those awarded in 2014 and 2015 is 0.67 years and 1.17 years, respectively. The total compensation cost related to non-vested awards not yet recognized amounts to approximately $70,000.

The weighted average share price of the GDRs listed on the LSE during 2015 was $2.27..

The Company's policy is to pay the affiliate for the cost of re-acquiring the shares awarded under the Incentive Plan. The shares are traded on the LSE.

NOTE 10. 401(k) SAVINGS PLAN

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute approximately $88,000 to the plan for the year ended December 31, 2015, and has accrued this amount at December 31, 2015.

NOTE 11. UNITED STATES TREASURY SANCTIONS

As a result of the unfolding geopolitical crisis in the Ukraine, in 2014 the U.S. Department of the Treasury imposed certain economic sanctions (the "sanctions") prohibiting certain U.S. entities and entities within the United States from transacting in certain financial activities (as defined) with various Russian entities. VTB OAO, which is one of the Company's corporate affiliates, has been named as an entity subject to these sanctions. The sanctions have remained in place throughout 2015.

Management is in routine consultation with legal counsel in connection with the sanctions, and it believes that the Company is in compliance with the prohibitions imposed. Management also believes that the sanctions will not materially prohibit its ongoing activities in the United States. Finally, management of the Company and its affiliated entities have stated their intention to comply with the sanctions.

NOTE 12. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances with one major financial institution. Bank balances generally exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company is subject to credit risk to the extent that the financial institution may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.